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                              June 7, 2023

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 13 to
Registration Statement on Form S-1
                                                            Filed May 18, 2023
                                                            File No. 333-260565

       Dear Lewis Bender:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 13 to Form S-1 filed May 18, 2023

       Facilities, page 101

   1. We note your disclosure on page 101 that you have provided notice that the Westport lease would terminate
on June 30, 2023. However, you also disclose on page F-43 that the lease expires as of
September 2023. Please clarify the term of the lease and revise accordingly. Please
also file the lease agreement as an exhibit to the registration statement pursuant to Item
601(b)(10) of Regulation S-K.
              You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
       Jane Park at 202-551-7439 or Suzanne Hayes at 202-551-3675 with any other questions.
 Lewis Bender
Intensity Therapeutics, Inc.
June 7, 2023
Page 2

                                            Sincerely,
FirstName LastNameLewis Bender
                                            Division of Corporation Finance
Comapany NameIntensity Therapeutics, Inc.
                                            Office of Life Sciences
June 7, 2023 Page 2
cc:       Daniel Woodard, Esq.
FirstName LastName